UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

PAR PETROLEUM CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

69888T207

(CUSIP Number)

Jonathan D Wasserman, Esq.

Equity Group Investments

2 North Riverside Plaza, Suite 600

Chicago, Illinois 60606

312-466-3505

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2014

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 69888T207	13D	Page 2 of 7

1.	Name of Reporting Persons. ZCOF PAR PETROLEUM HOLDINGS, L.L.C.
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,828,346
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,828,346
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,828,346
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.7% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 36,651,426 shares of Common Stock outstanding as reported in the Issuer’s Current Report on Form 8-K dated August 14, 2014 and filed on that date, and 404,013 shares of Common Stock issuable upon exercise of warrants to purchase shares of Common Stock.

CUSIP No. 69888T207	13D	Page 3 of 7

1.	Name of Reporting Persons. Chai Trust Company, LLC
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,168,744
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,168,744
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,168,744
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 32.8% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 36,651,426 shares of Common Stock outstanding following the rights offering as reported in the Issuer’s Current Report on Form 8-K dated August 14, 2014 and filed on that date, and 404,013 shares of Common Stock issuable upon exercise of warrants to purchase shares of Common Stock.

CUSIP No. 69888T207	13D	Page 4 of 7

1.	Name of Reporting Persons. ZELL CREDIT OPPORTUNITIES MASTER FUND, L.P.
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,168,744
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,168,744
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,168,744
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 32.8% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 36,651,426 shares of Common Stock outstanding following the rights offering as reported in the Issuer’s Current Report on Form 8-K dated August 14, 2014 and filed on that date, and 404,013 shares of Common Stock issuable upon exercise of warrants to purchase shares of Common Stock.

CUSIP No. 69888T207	13D	Page 5 of 7

EXPLANATORY NOTE: This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) relates to the Common Stock, $0.01 par value per share (the “Common Stock”) of Par Petroleum Corporation, a Delaware corporation (the “Issuer”), which has its principal executive office at 1301 McKinney, Suite 2025, Houston, Texas 77010. This Amendment No. 5 amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Persons with respect to the Issuer on September 10, 2012, and Amendment No. 1 to Schedule 13D filed on June 27, 2013, Amendment No. 2 to Schedule 13D filed on September 30, 2013, Amendment No. 3 to Schedule 13D filed on July 25, 2014 and Amendment No. 4 to Schedule 13D filed on August 15, 2014 (collectively, the “Schedule 13D”). All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein, and only those items amended are reported herein.

ITEM 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) To the best knowledge of the Reporting Persons, 36,651,426 shares of Common Stock are outstanding as reported in the Issuer’s Current Report on Form 8-K dated August 14, 2014 and filed on that date.

Holdings is deemed to be the beneficial owner of 5,828,346 shares of Common Stock, or approximately 15.7% of the issued and outstanding shares of Common Stock as of September 24, 2014 and Holdings shares voting and dispositive power with Master Fund and General Partner with respect to such shares. Each of Master Fund and General Partner is deemed to be the beneficial owner of 12,168,744 shares of Common Stock, or approximately 32.8% of the issued and outstanding shares of Common Stock as of August 14, 2014 and Master Fund shares voting and dispositive power with General Partner with respect to such shares. The 404,013 shares of Common Stock issuable upon exercise of the Warrants, with an exercise price of $0.0985 per share, held by Holdings (as adjusted pursuant to the terms of the Warrant Issuance Agreement) are included in the beneficial ownership calculation in the preceding two sentences. No other person referenced in Item 2 of the Schedule 13D beneficially owns any shares of Common Stock.

(c) Except as previously reported on Amendment No. 3 to Schedule 13D filed on July 25, 2014 and Amendment No. 4 to Schedule 13D filed on August 15, 2014, during the last 60 days, no transactions in the Common Stock were effected by the Reporting Persons.

(d) No person other than the Reporting Persons has the right to receive or to direct the power to receive dividends from, or the proceeds from the sale of shares of Common Stock owned by the Reporting Persons.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On September 16, 2014 (the “Effective Date”), the Issuer, the Reporting Persons and the other stockholders who are parties to the Stockholders Agreement entered into a Second Amendment to the Stockholders Agreement (the “Second Amendment”). The Second Amendment amended the Stockholders Agreement to provide that the stockholders agree to vote their shares to increase and set the size of the board of directors of the Issuer (the “Board”) at eight (8) directors from seven (7), with the Board or a committee of the Board designating the director to fill the additional position on the Board resulting from such increase. The Second Amendment permitted the Board to designate William Pate, who is co-president of EGI, as a director of the Issuer. The foregoing description of the Second Amendment is qualified in its entirety by reference to the Second Amendment, a copy of which is attached hereto as Exhibit B and incorporated by reference herein.

ITEM 6. Material to Be Filed as Exhibits.

Exhibit A	Joint Filing Agreement

Exhibit B	Second Amendment to Stockholders Agreement (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by Par Petroleum Corporation on September 18, 2014)

CUSIP No. 69888T207	13D	Page 6 of 7

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: September 24, 2014

ZELL CREDIT OPPORTUNITIES MASTER FUND, L.P. By: Chai Trust Company, LLC, its general partner CHAI TRUST COMPANY, LLC

Each by:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Chief Financial Officer

ZCOF PAR PETROLEUM HOLDINGS, L.L.C.

By:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Vice President

CUSIP No. 69888T207	13D	Page 7 of 7

EXHIBIT A

AMENDED AND RESTATED JOINT FILING AGREEMENT

The undersigned agree that the Amendment No. 5 to the statement on Schedule 13D with respect to the Common Stock, par value $0.01 per share, of Par Petroleum, Inc., dated as of September 24, 2014, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

DATED: September 24, 2014

ZELL CREDIT OPPORTUNITIES MASTER FUND, L.P. By: Chai Trust Company, LLC, its general partner CHAI TRUST COMPANY, LLC

Each by:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Chief Financial Officer

ZCOF PAR PETROLEUM HOLDINGS, L.L.C.

By:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Vice President